July 31, 2007

Andrew Mew
Senior Staff Accountant
United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:         Vyyo Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed April 2, 2007

File No. 000-30189

Dear Mr. Mew:

On July 16, 2007, Vyyo Inc. (the “Company”) requested that the deadline for responding to your letter dated June 18, 2007 containing comments to the Company’s Form 10-K for the fiscal year ended December 31, 2006 be extended from  July 17, 2007 to July 31, 2007.

We appreciate your approval of our request.  The Company is continuing to prepare its response to your letter.  However, the Company needs additional time to complete its response; accordingly, the Company respectfully requests that the deadline for submission of a response be extended to August 7, 2007.  The Company has asked for this extension given that its auditors are located in Israel, and it has taken longer than anticipated to coordinate review by the U.S. national office of PricewaterhouseCoopers.  In addition, as disclosed in Current Reports on Form 8-K, a new Chief Financial Officer will join the Company as of August 1, 2007, and the Company has recently implemented a cost reduction program resulting in a reduction in its workforce of 16%.

We sincerely appreciate your consideration of our request.  If you have any questions or if I can provide any other information at this time, please call me at 678.282.8011.

Sincerely,

/s/ Tashia L. Rivard

Tashia L. Rivard
General Counsel and
Corporate Secretary